PRESS RELEASE DATED OCTOBER 16, 2003

FILED BY TELLIUM, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ZHONE TECHNOLOGIES, INC.

COMMISSION FILE NO. 333-108019

This filing relates to a proposed business combination between Tellium, Inc. (“Tellium”) and Zhone Technologies, Inc. (“Zhone”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 27, 2003, by and among Tellium, Zhone and Zebra Acquisition Corp., a wholly-owned subsidiary of Tellium.

On October 16, 2003, Tellium and Zhone issued the following press release regarding the proposed merger described above:

Press Release

Tellium Reports Third Quarter 2003 Results

Third Quarter Results

•	Tellium and Zhone Technologies Announced Effectiveness of Registration Statement; Special Stockholders Meeting set for November 13, 2003

•	Cash position of $140.9 million at September 30, 2003; net cash burn was $8.8 million

•	Revenues of $4.9 million

•	Loss per basic and diluted share on a U.S. GAAP basis was $0.16

•	Loss per basic and diluted share on a pro forma basis was $0.12

OCEANPORT, NJ, October 16, 2003—Tellium, Inc. (Nasdaq: TELM), today reported its results for the third quarter ended September 30, 2003. On a U.S. GAAP basis, the company’s net loss for the third quarter was approximately $16.8 million, or a loss of $0.16 per basic and diluted share. For the second quarter 2003, on a U.S. GAAP basis, the company’s net loss was approximately $12.1 million, or a loss of $0.12 per basic and diluted share.

Excluding non-cash charges related to equity issuances, stock-based compensation expense, amortization, restructuring charges and impairment of long-lived assets, Tellium’s pro forma net loss for the third quarter ended September 30, 2003 was approximately $12.5 million, or a loss of $0.12 per basic and diluted share, compared to a pro forma net loss of approximately $7.4 million, or $0.07 per basic and diluted share, during the second quarter of 2003. As of January 1, 2003, Tellium’s pro forma results now include depreciation expense. A reconciliation of net loss on a U.S. GAAP basis and on a pro forma basis is provided in a table immediately following the Pro Forma Consolidated Statement of Operations.

Revenues were approximately $4.9 million during the third quarter of 2003, compared with $10.1 million in the second quarter of 2003. For the quarter ended September 30, 2003, gross profit on a U.S. GAAP basis was approximately $0.1 million, resulting in a gross margin of 1.5%, compared with gross profit of approximately $4.0 million, or a gross margin of 39% for the quarter ended June 30, 2003. On a pro forma basis, gross profit for the third quarter of 2003 was $0.7 million, resulting in a gross margin of 15%, compared with a gross profit of approximately $4.7 million, and a gross margin of 47% for the quarter ended June 30, 2003. A reconciliation of gross profits and gross margins on a U.S. GAAP basis and on a pro forma basis is provided in a table immediately following the Pro Forma Consolidated Statement of Operations.

Tellium ended the third quarter of 2003 with approximately $140.9 million of cash on hand, which reflects a reduction in cash of approximately $8.8 million during the quarter.

Earlier this week, Tellium and Zhone Technologies, Inc., a privately-held company dedicated to developing the full spectrum of next-generation access infrastructure solutions, announced that the Securities and Exchange Commission has declared effective the Form S-4 Registration Statement relating to the proposed merger of the two companies and the issuance of Tellium common stock. The merger is subject to the approval of Tellium and Zhone stockholders and certain other conditions that are described in the Joint Proxy Statement/Prospectus. Tellium stockholders will vote on the merger at a special meeting scheduled for 10 a.m., local time, on November 13, 2003, at Tellium’s headquarters in Oceanport, New Jersey. If approved by Tellium and Zhone stockholders, it is anticipated that the merger will close soon after the special meetings.

“Our focus during the quarter was to prudently manage our cash and control costs,” said Harry Carr, chairman of the board and chief executive officer of Tellium. “Despite a decline in revenues, we maintained our strong balance sheet and announced the expansion of our Aurora product family to include the Aurora MTX product line, our new multi-service transport switches. We believe the combination of Tellium’s technology and financial strength, with Zhone’s technology and broad customer base will create a powerful competitor for today’s global telecommunications industry.”

Tellium will not be hosting a conference call today. To receive a copy of this release, please contact Lynne Simler at (732) 923-4122, or LSimler@tellium.com.

About Tellium

Tellium delivers high-speed, high-capacity, intelligent core optical solutions that empower service providers around the world to create, run, control and optimize their networks. First in the world to provide in-service, intelligent optical switches, Tellium’s Aurora™ Optical Switch™ family and the StarNet Software Suite together offer service providers a simple and cost-effective migration path to next-generation public networks.

For more information, visit Tellium’s web site at www.tellium.com, or contact:

Investors

Jenniffer Collins

Tel: +1 732-483-3112

Email: JCollins@tellium.com

Media

Mike Deshaies

Tel: +1 732-923-4160

Email: mdeshaies@tellium.com

Additional Information About the Merger

Tellium and Zhone have filed a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (SEC) in connection with the merger. Any offer of securities will only be made pursuant to the Joint Proxy Statement/Prospectus. In addition, Tellium and Zhone have filed other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. A free copy of the final Joint Proxy Statement/Prospectus may also be obtained from Tellium and Zhone. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

The officers and directors of Tellium and Zhone may have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Tellium and Zhone generally. A description of the interests that the officers and directors of the companies have in the merger is available in the Joint Proxy Statement/Prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In addition, Tellium and Zhone, their respective officers, directors and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellium and Zhone in favor of the merger. Information about the officers and directors of Tellium and their ownership of Tellium securities is set forth in the proxy statement for Tellium’s 2003 Annual Meeting of Stockholders filed with the SEC on April 30, 2003. Information about the officers and directors of Zhone and their ownership of Zhone securities is set forth in Zhone’s Registration Statement on Form 10 filed with the SEC on April 30, 2003, as amended. Investors may obtain more detailed information concerning the participants by reading the Joint Proxy Statement/Prospectus filed with the SEC.

Certain matters discussed in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, forecasts and assumptions of the company that involve risks and uncertainties. Forward-looking statements in this release include, but are not limited to, our belief that the combination of our technology and financial strength, with Zhone’s technology and broad customer base, will create a powerful competitor for today’s global telecommunications industry, our ability to grow our business and build long-term shareholder value, our ability to deliver better, faster and more cost-effective products to the marketplace, and all other statements that are not purely historical. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially including, without limitation, the risk that (1) we continue to incur significant losses in the future; (2) our limited operating history makes forecasting our future revenues and operating results difficult, which impairs our ability to manage our business; (3) we generate substantially all of our revenue from a limited number of customers; (4) we will not attract new customers; (5) customers fail to place orders for our products; (6) we are unable to reach commercially-acceptable contract terms with new customers; (7) our revenues and operating results vary significantly from quarter to quarter, causing the price of our common stock to decline; (8) the selling prices of our products declines; (9) significant non-cash charges will affect our future operating results, causing the price of our common stock to decline; (10) general economic conditions or conditions within our industry continue to worsen or improve more slowly than we expect; (11) we experience volatility in our stock price; (12) errors or defects in our products are found only after full deployment in a customer’s network; (13) our products are unable to operate within customer networks; (14) our products fail to meet contract specifications or industry standards that may emerge; (15) the optical switching market fails to develop as we expect; (16) we fail to develop new and enhanced products; (17) we are unable to increase market awareness and sales of our products; (18) we are unable to comply with government regulation; (19) any disruption in our manufacturing relationships causes us to fail to meet customers’ demands; and (20) industry conditions and our workforce reductions impact product development and existing customer contracts.

These and other factors and other risks and uncertainties are discussed in the company’s filings with the Securities and Exchange Commission, particularly the “Risk Factors” section of our annual and quarterly reports. The forward-looking statements in this press release are only made as of this date, and the company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

Tellium, the Tellium logo, “Smarter, Faster Optical Networks”, Aurora Optical Switch, StarNet Software Suite, and others are trademarks or registered trademarks of Tellium, Inc. in the United States and/or other countries. Other marks are the properties of their respective owners.

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Tellium, Inc. Consolidated Balance Sheet

(amounts in thousands)

As of:	12/31/2002	09/30/2003
ASSETS	(audited)	(unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$171,019	$140,914
Accounts receivable, less allowance for doubtful accounts	13	15,133
Inventories	13,745	9,194
Prepaid expenses and other current assets	2,290	2,644

Total current assets	187,067	167,885
Property and equipment—net	40,533	24,368
Other assets	754	749

TOTAL ASSETS	$228,354	$193,002

LIABILITIES, PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$2,978	$5,585
Accrued expenses and other current liabilities	21,923	15,023
Current portion of notes payable	—	1,732
Current portion of capital lease obligations	73	63
Bank line of credit	8,000	8,000

Total current liabilities	32,974	30,403
Long-term portion of notes payable	540	—
Long-term portion of capital lease obligations	52	8
Other long-term liabilities	376	317

TOTAL LIABILITIES	33,942	30,728

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ EQUITY
Common stock, $0.001 par value, 900,000 shares authorized, 116,494 issued and 114,044 legally outstanding as of 12/31/02 124,310 issued and 116,902 legally outstanding as of 9/30/03	116	124
Additional paid-in capital	1,008,592	1,026,587
Accumulated deficit	(779,932)	(846,299)
Deferred employee compensation	(20,424)	(4,599)
Common stock in treasury, at cost	(13,940)	(13,539)

Total stockholders’ equity	194,412	162,274

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$228,354	$193,002

Tellium, Inc. Reported Consolidated Statement of Operations

(amounts in thousands except per share data)

	Three months ended			Nine months ended
	09/30/2002	06/30/2003	09/30/2003	09/30/2002	09/30/2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE	$1,947	$10,137	$4,913	$59,081	$25,168
Non-cash charges relating to equity issuances	496	—	—	36,652	—

REVENUE, net of non-cash charges relating to equity issuances	1,451	10,137	4,913	22,429	25,168
COST OF REVENUE	14,238	6,146	4,840	71,336	20,049

Gross profit	(12,787)	3,991	73	(48,907)	5,119

OPERATING EXPENSES:
Research and development, excluding stock based compensation	7,802	5,735	5,921	35,569	17,365
Sales and marketing, excluding stock based compensation	3,341	2,153	1,760	15,044	6,111
General and administrative, excluding stock based compensation	7,512	5,689	5,972	23,375	17,706
Amortization of intangible assets	136	—	—	6,932	—
Stock-based compensation expense	83,139	3,991	3,609	106,151	25,233
Impairment of goodwill	—	—	—	58,434	—
Restructuring and impairment of long-lived assets	—	—	—	64,535	7,392

Total operating expenses	101,930	17,568	17,262	310,040	73,807

OPERATING LOSS	(114,717)	(13,577)	(17,189)	(358,947)	(68,688)

OTHER (EXPENSE) INCOME:
Other (expense) income	(3)	1,017	10	(7)	1,036
Interest income—net	728	426	391	2,693	1,285

Total other income	725	1,443	401	2,686	2,321

NET LOSS	$(113,992)	$(12,134)	$(16,788)	$(356,261)	$(66,367)

BASIC AND DILUTED LOSS PER SHARE[1]	$(1.15)	$(0.12)	$(0.16)	$(3.41)	$(0.66)

BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING[1]	99,294	100,622	103,050	104,539	100,804

STOCK-BASED COMPENSATION EXPENSE
Cost of revenue	$7,155	$729	$676	$10,089	$5,255
Research and development	48,629	871	735	63,680	4,719
Sales and marketing	15,854	1,418	1,270	21,132	9,734
General and administrative	18,655	1,702	1,604	21,339	10,779
Restructuring	—	—	—	1,446	—

Total stock-based compensation expense	$90,293	$4,720	$4,285	$117,686	$30,487

DEPRECIATION
Cost of revenue	$2,340	$2,088	$2,089	$6,402	$6,455
Research and development	1,458	1,228	1,230	4,063	3,710
Sales and marketing	46	44	44	394	133
General and administrative	1,811	1,580	1,228	5,992	4,269

Total depreciation	$5,655	$4,940	$4,591	$16,851	$14,567

Notes

1	Reflects number of shares calculated pursuant to generally accepted accounting principles, which excludes vested shares of restricted stock transferred to treasury stock on July 26, 2002 pursuant to EITF Issue No. 00-23.

Tellium, Inc. Pro Forma Consolidated Statement of Operations1

(amounts in thousands, except per share data)

	Three months ended			Nine months ended
	09/30/2002	06/30/2003	09/30/2003	09/30/2002	09/30/2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE	$1,947	$10,137	$4,913	$59,081	$25,168
COST OF REVENUE	7,084	5,417	4,164	61,246	14,794

Gross profit	(5,137)	4,720	749	(2,165)	10,374

OPERATING EXPENSES:
Research and development	7,802	5,735	5,921	35,570	17,365
Sales and marketing	3,341	2,153	1,760	15,044	6,111
General and administrative	7,512	5,689	5,972	23,375	17,706

Total operating expenses	18,655	13,577	13,653	73,989	41,182

OPERATING LOSS	(23,792)	(8,857)	(12,904)	(76,154)	(30,808)

OTHER INCOME:
Other (expense ) income	(3)	1,017	10	(7)	1,036
Interest income—net	728	426	391	2,693	1,285

Total other income	725	1,443	401	2,686	2,321

NET LOSS	$(23,067)	$(7,414)	$(12,503)	$(73,468)	$(28,487)

BASIC AND DILUTED PER SHARE[2]	$(0.23)	$(0.07)	$(0.12)	$(0.70)	$(0.28)
BASIC AND DILUTED WEIGHTED
AVERAGE SHARES OUTSTANDING[2]	99,294	100,622	103,050	104,539	100,804

Notes

1	All financial results reported in the Consolidated Statement of Operations excludes non-cash items including charges relating to equity issuances, stock-based compensation expense, and amortization, restructuring charges, and impairment of long-lived assets. A reconciliation of the non-GAAP measures to the most directly comparable GAAP measures is contained on the following page.

2	Reflects number of shares calculated pursuant to generally accepted accounting principles, which excludes vested shares of restricted stock transferred to treasury stock on July 26, 2002 pursuant to EITF Issue No. 00-23.

Tellium, Inc. Reconciliation U.S. GAAP Financial Measures to Non-GAAP Financial Measures

(amounts in thousands)

	Three months ended			Nine months ended
	09/30/2002	06/30/2003	09/30/2003	09/30/2002	09/30/2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
NET LOSS—AS REPORTED	$(113,992)	$(12,134)	$(16,788)	$(356,261)	$(66,367)

NON CASH CHARGES
Non-cash charges relating to equity issuances	496	—	—	36,652	—
Amortization of intangible assets	136	—	—	6,932	—
Stock-based compensation expense	90,293	4,720	4,285	116,240	30,487
Restructuring and impairment of long-lived assets	—	—	—	122,969	7,392

Total non-cash charges	90,925	4,720	4,285	282,793	37,879

NET LOSS—PRO FORMA[1]	$(23,067)	$(7,414)	$(12,503)	$(73,468)	$(28,488)

GROSS PROFIT—AS REPORTED	$(12,787)	$3,991	$73	$(48,907)	$5,119
Gross margins as a percentage of revenue	<0%	39%	2%	<0%	20%

NON CASH CHARGES
Non-cash charges relating to equity issuances	496	—	—	36,652	—
Stock-based compensation expense	7,154	729	676	10,089	5,255

Total non-cash charges	7,650	729	676	46,741	5,255

GROSS PROFIT—PRO FORMA	$(5,137)	$4,720	$749	$(2,166)	$10,374
Pro forma gross margins as a percentage of revenue	<0%	47%	15%	<0%	41%

* * * * *

The pro forma financial statements report non-GAAP financial measures that exclude the impact of non-cash charges related to equity issuance and stock-based compensation, amortization of intangible assets and the charges associated with the restructuring and impairment of long-lived assets. Tellium’s management believes that non-GAAP measures, presented with the U.S. GAAP financial measures, provide useful information to investors because they assist investors in better understanding the company’s liquidity and cash position which enables them to better assess the company’s quarterly operations. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting. Tellium’s management recognizes that non-GAAP results are not a substitute for U.S. GAAP measures. However, the non-GAAP results are a helpful tool in assisting Tellium’s management to better understand and manage its business. Tellium’s management uses the non-GAAP financial measures as an alternative means for assessing quarterly operations results and projecting the ongoing costs of operations.

Notes

1	Pro forma net losses of approximately $17.4 million and $56.6 million were originally reported for the three and nine months ended September 30, 2002, respectively. These pro forma results excluded depreciation charges of approximately $5.6 million and $16.9 million, respectively. As of January 1, 2003, we no longer exclude depreciation expense from our pro forma results. The pro forma losses of approximately $23.1 million and $73.5 million in the presentation above have been revised to provide a comparison on a consistent basis.

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